Filed by Cendant Corporation
                                                   Commission File No. 1-10308
                                                    Pursuant to Rule 425 under
                                                    the Securities Act of 1933
                                  Subject Company: Galileo International, Inc.
                                                 Commission File No. 333-64738


                         EXCHANGE RATIO DETERMINED
          IN CENDANT'S ACQUISITION OF GALILEO INTERNATIONAL, INC.

New York, NY and Rosemont, IL - August 24, 2001 - Cendant Corporation (NYSE:CD) and Galileo International, Inc. (NYSE:GLC) today announced that the exchange ratio, or the number of shares of Cendant common stock to be exchanged for each share of Galileo common stock held by Galileo's stockholders in connection with Cendant's acquisition of Galileo, has been determined. In accordance with the terms of the merger agreement, Galileo stockholders will receive 1.328 shares of Cendant common stock for each share of Galileo common stock they hold. The cash portion of the merger consideration to be paid to Galileo stockholders will not be determined until the closing date of the merger.

The average of the closing sales prices for Cendant common stock between July 30th and August 24th, the 20 consecutive trading days preceding the third trading day prior to the August 30th special meeting of Galileo stockholders, exceeds $20.00. Therefore, in accordance with the merger agreement, the exchange ratio is fixed at 1.328 shares of Cendant common stock for each share of Galileo common stock.

Galileo stockholders will also receive $6.435 in cash per share of Galileo common stock if the average of the high and low sales prices of Cendant common stock on the closing date of the merger equals or exceeds $20.00; otherwise the cash portion of the merger consideration will be reduced in accordance with the terms of the merger agreement.

About Cendant Corporation
-------------------------
Cendant Corporation is primarily a provider of travel and residential real estate services. With approximately 57,000 employees, New York City-based Cendant provides these services to businesses and consumers in over 100 countries. More information about Cendant, its companies, brands and current SEC filings may be obtained by visiting the Company's Web site at http://www.Cendant.com or by calling 877-4INFO-CD (877-446-3623).

About Galileo International, Inc.
---------------------------------
Galileo International is a diversified, global technology leader. Its core business is providing electronic global distribution services for the travel industry through its computerized reservation systems, leading-edge products and innovative Internet-based solutions. Galileo is a value-added distributor of travel inventory dedicated to supporting its travel agency and corporate customers and, through them, expanding traveler choice. Among Galileo's subsidiaries are TRIP.com, an award-winning online travel service and technology provider; and Quantitude, which delivers advanced telecommunications services and enterprise networking solutions. Galileo also offers secure, flexible and cost-effective managed hosting services. Headquartered in Rosemont, Illinois, USA, Galileo International has offices worldwide and operates a state-of-the-art data center in Greenwood Village, Colo., USA. Visit www.galileo.com.

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

                                   # # #

CENDANT MEDIA CONTACT:                           CENDANT INVESTOR CONTACTS:
Elliot Bloom                                     Denise Gillen
(212) 413-1832                                   (212) 413-1833

GALILEO MEDIA CONTACT:                           Sam Levenson
Andrea Steffy                                    (212) 413-1834
(847) 518-4973
                                                 GALILEO INVESTOR CONTACTS:
                                                 Tammy Bobbitt
                                                 (847) 518-4771


THIS DOCUMENT IS BEING FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND IS DEEMED FILED PURSUANT TO RULE 14a-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934. CENDANT AND GALILEO HAVE FILED A PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED MERGER TRANSACTION WITH THE SEC. INVESTORS ARE URGED TO READ THIS PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. YOU MAY OBTAIN THE DOCUMENTS FILED WITH THE SEC FREE OF CHARGE AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. IN ADDITION, YOU MAY OBTAIN DOCUMENTS FILED WITH THE SEC BY GALILEO FREE OF CHARGE BY REQUESTING THEM IN WRITING FROM GALILEO, 9700 WEST HIGGINS ROAD, SUITE 400, ROSEMONT, ILL, 60018, ATTENTION: INVESTOR RELATIONS, OR BY TELEPHONE AT (847) 518-4000.

GALILEO AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM GALILEO'S STOCKHOLDERS. A LIST OF THE NAMES OF THOSE DIRECTORS AND EXECUTIVE OFFICERS AND
DESCRIPTIONS OF THEIR INTERESTS IN GALILEO AND THIS TRANSACTION ARE CONTAINED IN THE PROXY STATEMENT/PROSPECTUS DATED JULY 25, 2001 FILED BY CENDANT AND GALILEO WITH THE SEC.